June 16, 2005


Mail Stop 4561

Janice R. Browning
Controller
Southfirst Bancshares, Inc.
126 North Norton Ave.
Sylacauga, Alabama 35150

Re:	Southfirst Bancshares, Inc.
	Form 10-KSB/A
	Filed January 7, 2005
	File No. 001-13640

Dear Ms. Browning:

	We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant